3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

April 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention:  Courtney Lindsay

     Celeste Murphy

Re:	DermTech, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 16, 2020 SEC Comment Letter dated April 21, 2020

File No. 001-38118

Ladies and Gentlemen:

This letter is submitted on behalf of DermTech, Inc. (the “Company”) in response to the comments of the staff of the Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on April 16, 2020 (the “Proxy Statement”), as set forth in the Staff’s letter to Mr. Kevin Sun, Chief Financial Officer of the Company, dated April 21, 2020 (the “Comment Letter”).  For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with the Company’s response below the numbered comment.

Preliminary Proxy Statement on Schedule 14A

Proposal 5: Amendment to Our Certificate of Incorporation, page 47

1.

We note your proposal to amend your certificate of incorporation to provide that federal district courts (to the fullest extent permitted by law) be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Consistent with Item 19 of Schedule 14A, please expand your disclosure to discuss the reasons for and the general effect of your amendment to certificate of incorporation.

Response:

In response to the Staff’s comment, the Company proposes to expand the disclosure on page 47 of the Proxy Statement to discuss the reasons for and the general effect of the proposed amendment to its certificate of incorporation, as set forth in Exhibit A to this letter.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

April 22, 2020

2.

You state that the Delaware Supreme Court ruled that provisions of a corporation’s certificate of incorporation that designate a federal forum for securities claims brought pursuant to the Securities Act are valid and enforceable under Delaware law. Please expand this disclosure to discuss the enforceability of such provisions under federal law, including any uncertainty.

Response:

In response to the Staff’s comment, the Company proposes to expand the disclosure on page 47 of the Proxy Statement to discuss the enforceability under federal law of provisions of a corporation’s certificate of incorporation that designate a federal forum for securities claims brought pursuant to the Securities Act, including uncertainty regarding such enforceability, as set forth in Exhibit A to this letter.

*          *          *

We hope that the above responses will be acceptable to the Staff.  Please do not hesitate to call me at (858) 314-1515 or Christian Hollweg of this firm at (858) 314-1585 with any comments or questions regarding the Proxy Statement and this letter.  We thank you for your time and attention.

Sincerely,
/s/ Jeremy D. Glaser
Jeremy D. Glaser

cc:John Dobak, M.D.

Kevin Sun

Jeremy D. Glaser, Esq.

Christian Hollweg, Esq.

Peter N. Cunningham, Esq.

Exhibit A

PROPOSAL 5

AMENDMENT TO OUR CERTIFICATE OF INCORPORATION

We are asking our stockholders to approve an amendment, or the Amendment, to our certificate of incorporation. The following description is a summary only and is qualified in its entirety by reference to the complete text of the Amendment appended to this proxy statement as Appendix C, which we encourage our stockholders to read in its entirety.

The Amendment would amend Article Twelfth of our certificate of incorporation to add that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act. On March 18, 2020, the Delaware Supreme Court ruled that provisions of a Delaware corporation’s certificate of incorporation that designate a federal forum for securities claims brought pursuant to the Securities Act, or federal forum provisions, are valid and enforceable under Delaware law, or the March 2020 Ruling. The Amendment includes provisions consistent with the March 2020 Ruling.

Various U.S. Supreme Court cases offer support for the argument that federal forum provisions do not violate federal policy. However, the March 2020 Ruling applies only to claims brought in Delaware state courts, and it is not binding on any other state court or the federal courts. Therefore, we are unable to predict whether a state court in any other state or a federal court would enforce a federal forum provision such as the one set forth in the Amendment.

We are proposing adoption of the Amendment to reduce the costs and inefficiencies to the Company that would result from a Securities Act claim being litigated in both state and federal courts, which is permissible under our current certificate of incorporation. Such simultaneous state and federal litigation could also result in inconsistent judgments and rulings, and adopting the Amendment could reduce this risk. However, the federal forum provision set forth in the Amendment may discourage Securities Act claims or limit a stockholder’s ability to submit claims in a judicial forum that the stockholder finds favorable, and may result in additional costs for a stockholder seeking to bring such a claim.

The Board has unanimously approved, and recommends that our stockholders approve, the Amendment.

The affirmative vote of a majority of our outstanding common stock is required to approve the Amendment. Broker non-votes and any abstentions will be treated as votes against this proposal.

Recommendation

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT TO OUR CERTIFICATE OF INCORPORATION, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF THE PROPOSAL UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.